

Mail Stop 3561

April 7, 2011

Via U.S. Mail

Mr. Richard C. Tarapchak, Vice President and Controller
Navistar International Corporation
4201 Winfield Road
P.O. Box 1488
Warrenville, Illinois 60555

>   **Re: Navistar International Corporation**
>   **Form 10-K for the fiscal year ended October 31, 2010**
>   **Filed December 22, 2010**
>   **Definitive Proxy Statement**
>   **Filed January 14, 2011**
>   **10-Q for the fiscal quarter ended January 31, 2011**
>   **Filed March 9, 2011**
>   **File No. 001-09618**

Dear Mr. Tarapchak:

We have reviewed your response letter dated March 24, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

Financial Statements, page 65
Notes to Consolidated Financial Statements, page 72
17. Commitments and contingencies, page 131
Legal Proceedings, page 133
Lis Franco de Toledo, et. al. vs. Syntex do Brasil and MWM, page 136

1. We note from your response to prior comment 3 that the company has recorded "an amount" related to the Franco litigation and recorded a corresponding receivable from Wyeth given their ultimate responsibility in the matter. Please tell us the amount you have recorded in your financials for this contingency and the dates when such amounts(s) were recorded. Your response should also explain what communication the company has had with Wyeth regarding their indemnification of the company in this matter. We may have further comment upon receipt of your response.

Definitive Proxy Statement filed January 14, 2011

Related Party Transactions and Approval Policy, page 14

2. We note your response to our prior comment six, and we reissue the comment. Please confirm that in future filings you will disclose the approximate dollar value of the compensation paid to related persons. Refer to Item 404(a)(3) of Regulation S-K.

Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2011

Financial Statements, page 4
Notes to Condensed Consolidated Financial Statements, page 8
1. Summary of Significant Accounting Policies, page 8
Revision of Previously Issued Financial Statements, page 8

3. We note that the company changed the way it accrues for certain incentive compensation for interim reporting purposes in the first quarter of fiscal 2011, specifically from a ratable method to a performance-based method. Please tell us the nature of the incentive compensation the company is accruing for (e.g. stock options, cash bonuses, etc.) and explain in further detail why you believe this change in accounting treatment is appropriate.

12. Commitments and Contingencies, page 26
Legal Proceedings, page 28
Retiree Health Care Litigation, page 29

4. We note the disclosure included on page 29 indicating that an adverse ruling in the Shy Motion occurred in February 2011 under which the court sustained the plaintiffs' argument that the company did not have the authority to unilaterally substitute Medicare Part D for the prescription drug benefit that the Plaintiffs had been receiving under the 1993 Settlement Agreement. We also note that the Court has ordered a settlement conference among the parties on March 16, 2011. Please provide us with an update on the March 16, 2011 settlement conference regarding this litigation, including whether any settlement negotiations are expected to result in the recognition of a material settlement obligation by the company. If not, please explain why.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief